SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                            FORM 12b-25


                     Commission File Number 08354


                     NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F
              [ ] Form 10-Q   [ ] Form N-SAR


For Period Ended:   December 31, 1997


[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:




     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked
above, identify the Item(s) to which the notification relates:   N/A



                     Part I.  Registrant Information



Full name of registrant         nStor Technologies, Inc.

Former name if applicable
Address of principal executive office (Street and number):

                    100 Century Blvd.

City, State and Zip Code     West Palm Beach, FL  33417







                  Part II.  Rule 12b-25 (b) and (c)



     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




                            Part III.  Narrative



     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant experienced significant losses for the year ended December 31, 1997 (see Part IV) partially due to significant inventory writedowns. The final review of these writedowns cannot be completed by the prescribed due date for Registrant's Form 10-K without unreasonable effort or expense. In addition, management is currently negotiating with several potential lenders to secure an asset based loan which will enable the Registrant to repay its existing short-term debt (which matures on June 30, 1998, as extended), and provide sufficient working capital for operations. This process has required Registrant's relatively limited financial and accounting personnel to focus their primary efforts in obtaining such financing and as a result, Registrant cannot complete its Form 10-K by the prescribed due date without reasonable effort and expense.




                       Part IV.  Other Information



     (1) Name and telephone number of person to contact in regard to this notification:

            Mark Levy            561                640-3103

             (Name)          (Area Code)      (Telephone Number)




     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes  [ ] No



     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [X] Yes  [ ] No




     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant expects to report a net loss of approximately $7.9 million for the year ended December 31, 1997 as compared to net income of $12.8 million for the year ended October 31, 1996. In November 1996, the Registrant changed its fiscal year end from October 31, to December 31, effective with the calendar year beginning January 1, 1997. For the two month transition period ended December 31, 1996, Registrant's net loss amounted to $43,000.







                                nSTOR TECHNOLOGIES, INC.
                      (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                               /s/ Mark F. Levy
                      By:____________________________________
                            Mark F. Levy, President



Date:  March 30, 1998